April 22, 2025

Ketan Seth
Chief Executive Officer
Blue Acquisition Corp/Cayman
1601 Anita Lane
Newport Beach, CA 92660

       Re: Blue Acquisition Corp/Cayman
           Draft Registration Statement on Form S-1
           Submitted March 26, 2025
           CIK No. 0002059654
Dear Ketan Seth:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page
       35 and elsewhere, you refer to this fee only being paid to independent directors.
       Please revise your disclosure, as appropriate, to address this discrepancy. Further, please describe the extent to which compensation may result in a material dilution of
       the purchasers    equity interests. Also, we note your disclosure on
page 5 that you may
       engage your sponsor or an affiliate as an advisor and pay a salary. Please revise your disclosure here to reflect this. Please refer to Items 1602(a)(3) of Regulation S-K.
 April 22, 2025
Page 2

The Offering
Ability to extend time to complete business combination, page 23

2. We note your disclosure that "If a majority of the units sold in this offering are purchased by non-managing sponsor members then it may have a material impact...
       given the potential conflict of interest...." Please revise to clarify that regardless of the
       number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private units.
Management Team Conflicts of Interest, page 36

3. We note your disclosure on page 36 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 138. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
Dilution, page 93

4. Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not necessarily be limited to, the up to $1,500,000 of working capital loans that may be convertible into private placement units. Reference is made to Item 1602(c) of Regulation S-K.
Proposed Business
Our Management Team and Board of Directors , page 101

5. We note your disclosure on page 111 that you "have not contacted any of the prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire." Please describe the experience of your sponsor and its affiliates and promoters in organizing SPACs. See
       Item 1603(a)(3) of Regulation S-K. To the extent your management does not have experience with prior SPACs, please revise to clarify this and add risk factor disclosure as appropriate.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction